LoxSmith
Profit & Loss
January through June 2022

	Jan - Jun 22
Ordinary Income/Expense	
Income	
Food Sales	56,435.65
NonRevenue Items	317.11
Total Income	56,752.76
Cost of Goods Sold	
Bagel Supplies	19,105.20
Cafe Supplies	6,783.44
Subcontractor	7,592.35
Total COGS	33,480.99
Gross Profit	23,271.77
Expense	
Advertising and Promotion	1,774.29
Business License and Permits	1,397.72
Business Travel	
Fare	1,843.94
fuel	636.91
Parking	217.21
Business Travel - Other	20.00
Total Business Travel	2,718.06
Charges and Fees	
Bank Service Charges	2,507.19
Merchant Account	1,239.53
Charges and Fees - Other	282.61
Total Charges and Fees	4,029.33
Computer and Internet Expenses	993.13
Employee Advance	2,237.60
Interest Expense	4,377.90
Office Supplies	176.95
Payroll Taxes	2,822.12
Postage and Delivery	2.69
Professional Fees	
Bookkeeping	1,400.00
Research	642.00
Total Professional Fees	2,042.00
Rent Expense	2,650.00
Repairs and Maintenance	200.32
Supplies	197.33
Telephone Expense	210.00
Wages	
Chef	14,150.93
Total Wages	14,150.93
Total Expense	39,980.37
Net Ordinary Income	-16,708.60
Other Income/Expense	
Other Income	
Perks Given	25,622.09
Total Other Income	25,622.09
Other Expense	
Penalties	10.00

LoxSmith

Profit & Loss

January through June 2022

	Jan - Jun 22
Total Other Expense	10.00
Net Other Income	25,612.09
Net Income	**8,903.49**

LoxSmith
Balance Sheet
As of June 30, 2022

	Jun 30, 22
ASSETS	
Current Assets	
Checking/Savings	
Bank of America 8232	309.21
Cash	6,872.09
PayPal	2,547.96
Venmo	5,229.23
Total Checking/Savings	14,958.49
Other Current Assets	
Website	460.00
Total Other Current Assets	460.00
Total Current Assets	15,418.49
Fixed Assets	
Kitchen Equipment	19,418.10
Total Fixed Assets	19,418.10
TOTAL ASSETS	**34,836.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	4,651.17
Sales Tax Payable	7,155.67
Tips Received	7,432.10
Total Other Current Liabilities	19,238.94
Total Current Liabilities	19,238.94
Total Liabilities	19,238.94
Equity	
Opening Balance Equity	-2,132.92
Owner Draw and Contributions	-95,199.66
Retained Earnings	104,026.74
Net Income	8,903.49
Total Equity	15,597.65
TOTAL LIABILITIES & EQUITY	**34,836.59**

LoxSmith
Statement of Cash Flows
January through June 2022

	Jan - Jun 22
OPERATING ACTIVITIES	
Net Income	8,903.49
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Payroll Liabilities	2,170.94
Sales Tax Payable	7,155.62
Tips Received	7,432.10
Net cash provided by Operating Activities	25,662.15
INVESTING ACTIVITIES	
Kitchen Equipment	-17,151.00
Net cash provided by Investing Activities	-17,151.00
FINANCING ACTIVITIES	
Legend Advance Funding	-14,157.88
Owner Draw and Contributions	27,740.26
Owner Draw and Contributions:Bank of America Checking 2812	-5,084.66
Owner Draw and Contributions:Bank of America Checking 7173	22,426.53
Owner Draw and Contributions:Bank of America Savings 8607	1,000.00
Owner Draw and Contributions:Meals and Entertainment	-7,292.15
Owner Draw and Contributions:Owner Draw	-8,689.90
Owner Draw and Contributions:Visa 2826 3354	-7,898.19
Owner Draw and Contributions:Visa 3354	-2,000.00
Net cash provided by Financing Activities	6,044.01
Net cash increase for period	14,555.16
Cash at beginning of period	403.33
Cash at end of period	**14,958.49**